09056386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAY 06 2009
Washington, DC
110

SEC FILE NUMBER
8- 39988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Trading Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Strafford Avenue, Suite One
(No. and Street)

Wayne (City) Pennsylvania (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Francis G. Mitchell 610-975-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116 (Address) Wayne (City) Pennsylvania (State) 19087 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Francis G. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trading Partners, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Francis G. Mitchell
Signature

PRESIDENT
Title

Mary Elizabeth Tristan
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Mary Elizabeth Tristan, Notary Public
Tredyffrin Twp., Delaware County
My Commission Expires July 2, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- n/a ☐ (c) Statement of Income (Loss).
- n/a ☐ (d) Statement of Changes in Financial Condition.
- n/a ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- n/a ☐ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADING PARTNERS, INC.

Table of Contents

	Page Number
Independent Auditors' Report	1
Financial Statement:	
Statement of Financial Condition – December 31, 2008	2
Notes to Statement of Financial Position	3 - 6

BKI

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Trading Partners, Inc.
Wayne, Pennsylvania

We have audited the accompanying statement of financial condition of Trading Partners, Inc. (an S Corporation) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trading Partners, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

April 30, 2009

Beucler, Kelly & Irwin, Ltd.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3388 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

TRADING PARTNERS, INC.
Statement of Financial Condition
December 31, 2008

Assets

Current Assets		
Cash and cash equivalents	$	69,487
Commissions receivable		2,158
Prepaid expenses		2,670
Total Current Assets		74,315
Other Assets		
Investments		1,281
Rental deposits		120
Total Other Assets		1,401
Total Assets	$	75,716

Liabilities and Stockholder's Equity

Current Liabilities		
Accounts payable and accrued expenses	$	12,368
Total Current Liabilities		12,368
Stockholder's Equity		
Common stock (.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding)		10
Additional paid-in capital		70,489
Accumulated deficit		(4,007)
Accumulated other comprehensive loss		(3,144)
Total Stockholder's Equity		63,348
Total Liabilities and Stockholder's Equity	$	75,716

See Accompanying Notes.

TRADING PARTNERS, INC.
Notes to Statement of Financial Position
December 31, 2008

Note 1 – Organization and Line of Business

Trading Partners, Inc. was incorporated in Pennsylvania on June 10, 1988. The Company is a FINRA registered broker dealer and realizes commission income from securities trading on behalf of institutional investment firms and others located throughout the United States. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an initial maturity date of three (3) months or less to be cash and cash equivalents.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

As of January 1, 2008, the Company adopted on a prospective basis certain required provisions of SFAS No. 157, Fair Value Measurements. Those provisions relate to the Company's investments carried at fair value and the Company's fair value disclosures related to investments. SFAS No. 157, as amended, defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements – Level 1, meaning the use of quoted prices for identical instruments in active markets; Level 2, meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3, meaning the use of unobservable inputs. Observable market data should be used when available.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Commission Income

Commission income and related expenses are recognized on a settlement date basis.

Note 2 – Summary of Significant Accounting Policies - Continued

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. Management has determined that an allowance for doubtful accounts is not warranted at December 31, 2008.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code and under the Pennsylvania law. Accordingly, it is not subject to any federal or state income taxes. The stockholders are required to include in their income tax returns their share of the Company's taxable income or loss.

The Company has elected to defer the application of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, as permitted by FASB Staff Position No. FIN 48-3. Uncertain tax positions are evaluated in accordance with FASB Statement No. 5, *Accounting for Contingencies* ("SFAS 5"). SFAS No. 5 requires the Company to record a liability for an estimated contingent loss if the information available indicates it is probable there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

Pension Expense

The Company maintains a SAR - SEP Plan for all of its employees. An employee may defer up to the lesser of 25% of compensation or $15,500 in 2008 and the employer may make a discretionary contribution. The Company made no discretionary contributions in 2008.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposited with financial institutions, which exceed FDIC insured limits from time to time.

Note 3 – Liabilities Subordinated to Claims of Creditors

There are no liabilities subordinated to claims of creditors at December 31, 2008.

Note 4 – Net Capital Requirements

The Company is subject to the Securities an Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $58,208 which was $53,208 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.2125 to 1.

Note 5 – Investments and Fair Value Measurements

The Company classifies its investments as available for sale. Accordingly, the Company accounts for investments at fair value and the related unrealized gains and losses are recognized as other comprehensive income (loss) within stockholders' equity. Realized gains and losses from securities transactions are calculated using the specific identification method.

Investments at December 31, 2008 consisted of the following:

Description	Fair Market Value	Cost	Unrealized Loss
Equities	$ 1,281	$ 4,425	$ (3,144)

The Company's investments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. The following fair value hierarchy table presents information about the Company's investments measured at fair value as of December 31, 2008:

Description	Balance as of 12/31/08	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equities	$ 1,281	$ 1,281	$ 0	$ 0
	$ 1,281	$ 1,281	$ 0	$ 0

Note 6 – Property & Equipment

Property and equipment consist of the following at December 31, 2008:

	Useful Life	Cost
Office Furniture & Equipment	3 – 5 years	$ 14,213
Accumulated Depreciation		(14,213)
Net Property & Equipment		$ 0

Depreciation expense amounted to $439 for the year ended December 31, 2008.

Note 7 – Leases

The Company leases office space from its sole stockholder under a year to year lease. In 2008, the stockholder did not charge the Company any rent expense.

Note 8 – 2007 Restatement and Prior Period Adjustment

An adjustment was made to 2007 ending retained earnings and to the 2007 financial statements to reflect unrecorded revenue. The restatement of the 2007 financial statements resulted in an increase in accounts receivable, an increase in retained earnings, and an increase in net income of $9,278.

Note 9 – Subsequent Events

The Company's second request for an extension of time to file the annual audited financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 has been denied. As a result, a $1,000 administrative late filing fee has been imposed on the Company. The Company intends to submit the annual audited financial statements as soon as possible to avoid suspension.

The Company has experienced negative trends in its commission and fee income during 2008 and the first quarter of 2009 due to market uncertainties on the part of its clients resulting from the broad economic downturn. In addition, the balance of the Company's cash and investments has decreased by approximately $53,000 since December 31, 2008. The majority of the decrease, however, represents payments made to the Company's owner. Management is taking proactive steps to make sure that the Company will continue to exist as a going concern including reductions in variable and discretionary expenses and renegotiating certain fixed expenses. The Company's owner is committed to maintaining the Company's net capital requirements and has expressed the intention to provide additional capital if necessary.

TRADING PARTNERS, INC.

Statement of Financial Position

December 31, 2008